UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number: 001-33072

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Leidos, Inc. Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Leidos Holdings, Inc.

11951 Freedom Drive

Reston, VA 20190

LEIDOS, INC. RETIREMENT PLAN

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and participants

Leidos, Inc. Retirement Plan

Reston, Virginia

We have audited the accompanying statements of net assets available for benefits of Leidos, Inc. Retirement Plan (the “Plan”) as of December 31, 2016 and December 31, 2015 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Elliott Davis Decosimo, LLC

Franklin, Tennessee

June 22, 2017

LEIDOS, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
	(in thousands)
ASSETS:
Investments—at fair value:
Mutual funds	$1,983,183	$3,248,483
Leidos Holdings, Inc. common stock	461,895	401,224
Common collective trusts	3,411,376	1,910,569

Total investments	5,856,454	5,560,276

Receivables:
Notes receivable from participants	40,088	44,463
Company contributions	26,783	2,408
Participant contributions	209	7

Total receivables	67,080	46,878

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$5,923,534	$5,607,154

See notes to financial statements.

LEIDOS, INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
	(in thousands)
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$453,945	$49,829
Interest and dividends	109,483	12,294

Net investment income	563,428	62,123

Interest income on notes receivable from participants	1,850	2,059
Contributions:
Participants	127,550	132,791
Employer	55,994	62,088
Employee rollovers	19,827	17,012

Total contributions	203,371	211,891

Total additions	768,649	276,073

DEDUCTIONS:
Distributions paid to participants	449,857	498,808
Administrative expenses	2,412	2,369

Total deductions	452,269	501,177

INCREASE/(DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	316,380	(225,104)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,607,154	5,832,258

End of year	$5,923,534	$5,607,154

See notes to financial statements.

LEIDOS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.     DESCRIPTION OF THE PLAN

The following brief description of the Leidos, Inc. Retirement Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description dated September 2013 and Prospectus Supplement dated July 2014 for more complete information regarding the Plan. Within these financial statements, Leidos, Inc. (the “Company”) refers to the sponsoring employer, and Leidos Holdings, Inc. (“Leidos”) refers to the publicly-traded parent of the sponsoring employer.

General—The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is a defined contribution 401(k) plan with profit-sharing and employee stock ownership plan (“ESOP”) features. Contributions to the Plan from participants and the Company are held in a qualified retirement trust fund. The Leidos, Inc. Retirement Plans Committee is the Plan’s named fiduciary for purposes of
Section 402(a) of ERISA.

Investment Funds—As of December 31, 2016, the Plan held investments in nine mutual funds, nineteen common collective trust funds, and two Company stock funds: the Leidos Common Stock Fund and the Leidos Closed Stock Fund.

During the year, Vanguard converted three of its mutual funds to common collective trusts. Vanguard Extended Market Index Fund: Inst’l Plus Shares, Vanguard Institutional Index Fund Plus Shares, and Vanguard Total Bond Market Index Fund: Inst’l Plus Shares were converted to Vanguard Institutional 500 Index Trust, Vanguard Institutional Extended Market Index Trust and Vanguard Institutional Total Bond Market Index Trust.

As of December 31, 2016 and 2015, all amounts in the Leidos Common Stock Fund and Leidos Closed Stock Fund are invested in Leidos Holdings, Inc. common stock except for estimated cash reserves, which are invested in the Vanguard Prime Money Market Fund and are primarily used to provide future benefit distributions and facilitate investment exchanges.

Eligibility—Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the Plan. Employees must be in an eligible fringe benefit package to be eligible to receive Company matching 401(k) contributions, profit sharing contributions, and ESOP contributions. Employees may make elective contributions and receive Company matching 401(k) contributions upon commencing employment.

Participant Contributions—The Plan permits participants to contribute up to 75% of their eligible compensation to the Plan, subject to statutory limitations. Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing rollovers from other qualified plans. Participant contributions are invested according to participant direction into any of the available investment funds of the Plan. Participant contributions and rollovers to the Leidos Common Stock Fund are limited to a maximum 50% of the employee deferral or rollover, as applicable.

Employer Contributions—The Company may make discretionary contributions, which include matching 401(k) contributions, profit sharing contributions, and ESOP contributions. Eligible participants may receive Company matching 401(k) contributions based on a maximum match percentage of 50%, depending on fringe level, of the first 6% of eligible compensation contributed to the Plan (up to a maximum match percentage of 3%), which are invested per participant direction. Refer to the Plan document for further details. The Company, at its discretion, may also make additional contributions to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k) (3) of the Internal Revenue Code. The Company made no additional contributions for the benefit of non-highly compensated participants for the Plan years ended December 31, 2016 and 2015. Company contributions to the Plan for the Plan years ended December 31, 2016 and 2015 were made in cash and transfers from the forfeiture account.

For the years ended December 31, 2016 and 2015, the Company elected to make a profit sharing contribution of 2% of eligible compensation to all eligible employees that met certain criteria including being employed at the Company on the last business day of the Plan year.

Participant Accounts—In accordance with Plan provisions, individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and if eligible, allocations of Company discretionary contributions. Allocations are based on participant eligible compensation, as defined in the Plan document. Participant accounts also reflect changes from investment income and losses and from distributions. The benefit to which a participant is entitled is the vested balance of his or her account.

LEIDOS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Vesting and Forfeitures—Participant’s elective deferrals and rollover contributions together with associated earnings vest immediately. Company contributions vest 20% for each calendar year during which the participant works at least 850 hours and become fully vested after the participant completes five years of vesting service, as defined by the Plan. In addition, participants become fully vested in Company contributions while employed with the Company upon reaching age 59-1/2, permanent disability, or death. Upon termination of employment with the Company, participants forfeit any portion of Company contributions that have not yet vested. Forfeitures may be applied to future Company matching 401(k) contributions, to provide reinstatements due to military leave, to increase profit sharing or ESOP contributions, or to pay Plan expenses. During the years ended December 31, 2016 and 2015, the Company applied forfeited non-vested amounts of approximately $6,864,000 and $2,003,000, respectively, primarily toward Company matching 401(k) contributions. As of December 31, 2016 and 2015, forfeited non-vested accounts available for application by the Company totaled approximately $6,034,000 and $4,494,000, respectively.

Notes Receivable from Participants—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. Loan repayment periods may not exceed 60 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 30 years. The loans are secured by the vested account balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are collected ratably through payroll deductions. As of December 31, 2016, outstanding loans bear interest at rates ranging from 4.25% to 9.25%, and have maturities from January 2017 through November 2046.

Distributions to Participants—For vested account balances less than $5,000, participants receive their vested account balance in a single lump sum within twelve calendar months following termination of employment with the Company. For vested account balances that exceed $5,000, a participant’s vested account balance is not distributed unless the participant elects to take a distribution following the participant’s termination of employment with the Company. Regardless of the existing account balance, distributions are made to participants who die or become permanently disabled while employed by the Company. After attaining age 59-1/2, a participant may make withdrawals even if still employed by the Company. A participant may make withdrawals from the Plan prior to attaining age 59-1/2 of their rollover account or if the participant incurs a financial hardship, as specified by the Plan. Former employees, regardless of their age, may elect to receive up to two distributions in any given Plan year, of all or a portion of their account balance.

Tax Status—The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 10, 2015, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. Although the Plan has been amended since receiving the March 10, 2015 letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and other taxing authorities; however, as of December 31, 2016 and 2015 there were no such liabilities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in any unvested portion of their accounts.

Related-Party Transactions—Certain Plan investments are managed by The Vanguard Group, the Plan’s record-keeper; therefore, transactions with these investments qualify as party-in-interest transactions. Fees paid to the record-keeper were approximately $2,412,000 and $2,369,000 for the Plan years ended December 31, 2016 and 2015, respectively. There were no amounts payable to the Plan’s record-keeper as of December 31, 2016 and December 31, 2015. Members of the Company’s Retirement Plans Committee also participate in the Plan. The Company pays directly any other fees related to the Plan’s operation.

At December 31, 2016 and 2015, Leidos Holdings, Inc. common stock held by the Plan were:

	Number of Shares	Cost Basis	Fair Value
		(in thousands)
At December 31, 2016:	9,030	$295,645	$461,895
At December 31, 2015:	7,152	$210,462	$401,224

LEIDOS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

2.     SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on their trade dates.

Investment Valuation and Income Recognition—Investments held by the Plan are carried at fair value as follows:

Investment in Mutual Funds—Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. As discussed in Note 1, a total fair value of $1,372,261,000 was converted from mutual funds to common collective trusts during the year ended December 31, 2016.

Investment in Common Collective Trusts—As of December 31, 2016, the Plan held investments in nineteen common collective trusts (“CCTs”): a series of Vanguard Target Retirement Trusts Plus; the Wellington Trust Small Cap 2000 Portfolio; the Wellington Trust TIPS Portfolio; the Loomis Sayles Core Plus Fixed Income Portfolio; the T. Rowe Price U.S. Mid Cap Value Equity Trust, the Vanguard Institutional 500 Index Trust, the Vanguard Institutional Extended Market Index Trust and the Vanguard Institutional Total Bond Market Index Trust. The Plan’s investments in CCTs are valued at NAV. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the CCTs, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Investment in Common Stock—Investments in shares of Leidos Holdings, Inc. common stock, which is publicly traded on the New York Stock Exchange, is recorded at its publicly-traded quoted market price as of December 31, 2016 and 2015.

Investment Gains and Losses—Realized gains and losses on sales of investments are calculated as the difference between the fair value of the investments upon sale and the fair value of the investments at purchase. Unrealized appreciation or depreciation is calculated as the difference between the fair value of the investments at the end of the year and the fair value of the investments at the beginning of the year or at purchase if purchased during the year. Net appreciation in fair value of investments increased from 2015 to 2016, mainly due to the rise in the fair value of mutual funds and common collective funds. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants—Notes receivable from participants are carried at the aggregate unpaid principal balance of loans outstanding. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefits Payable—Benefit payments to participants are recorded upon distribution. There were no significant benefits payable to participants who had elected to withdraw from the Plan, but had not yet been paid as of December 31, 2016 and 2015.

Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results may differ from those estimates.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan sponsor or Plan participants as provided in the Plan document.

Subsequent Events—The Plan has evaluated subsequent events through the date the financial statements were available to be issued. No material events were identified during that period.

LEIDOS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Recently Issued Accounting Pronouncements—In January 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. With certain exceptions, early adoption is not permitted. Plan management is currently evaluating the impact that ASU 2016-01 will have on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Plan’s net assets or changes in net assets.

3.     FAIR VALUE MEASUREMENTS

Accounting guidance has been issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable to the fair value measurement of assets or liabilities and are used to the extent that observable inputs are not available.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

The following table sets forth the Plan’s investments at fair value, on a recurring basis as of December 31, 2016 and 2015:

	Level 1		Total
	2016	2015	2016	2015
	(in thousands)
Mutual funds	$1,983,183	$3,248,483	$1,983,183	$3,248,483
Common stock	461,895	401,224	461,895	401,224

Total assets in the fair value hierarchy	$2,445,078	$3,649,707	2,445,078	3,649,707

Investments measured at NAV (a)			3,411,376	1,910,569

Investments at fair value			$5,856,454	$5,560,276

(a)	Certain investments that were measured at NAV per share or its equivalent have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits. These investments, which represent the Plan’s investments in common collective trust, have no unfunded commitments, have a daily redemption frequency and do not have a redemption notice period.

The Plan did not have any Level 2 or Level 3 investments for the years ended December 31, 2016 and 2015.

LEIDOS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

4.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2016 and 2015 as reported in the financial statements to Schedule H on Form 5500:

	2016	2015
	(in thousands)
Net assets available for benefits as reported in financial statements	$5,923,534	$5,607,154
Participant loans deemed distributed	(1,254)	(2,742)
Deemed loans repaid	422	1,763

Net assets available for benefits reported on Schedule H on Form 5500	$5,922,702	$5,606,175

The following is a reconciliation of increase (decrease) in net assets available for benefits per the financial statements to net gain (loss) per Form 5500 for the years ended December 31, 2016 and 2015:

	2016	2015
	(in thousands)
Increase (decrease) in net assets available for benefits per the financial statements	$316,380	$(225,104)
Net change in participant loans deemed distributed	1,488	61
Net change in deemed loans repaid	(1,341)	1,328

Net gain (loss) per Form 5500	$316,527	$(223,715)

5.     RISKS AND UNCERTAINTIES

The Plan invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

******

SUPPLEMENTAL SCHEDULE

LEIDOS, INC. RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT

END OF YEAR) AS OF DECEMBER 31, 2016 (in thousands)

EIN: 95-3630868             Plan #004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Leidos Holdings, Inc. common stock	Company stock	**	$461,895
	Dodge & Cox Stock Fund	Mutual fund	**	415,749
*	Vanguard PRIMECAP Adm	Mutual fund	**	360,853
*	Vanguard Fed Money Mkt	Mutual fund	**	341,996
	T Rw Prc Ins Md Cp Eqy Gr	Mutual fund	**	180,529
*	Vanguard FTSE A-W ex-US Inst P	Mutual fund	**	169,828
	LongLeaf Partne Small Cap	Mutual fund	**	165,784
*	Vanguard Int’l Growth Adm	Mutual fund	**	152,429
*	Vanguard S-T Bond Idx Inst P	Mutual fund	**	122,217
	DFA Em Mkts Core Eq Inst	Mutual fund	**	73,798
*	Vanguard Instl 500 Index Trust	Common collective trust	**	709,878
*	Vanguard Inst Tot Bd Mkt Ix Tr	Common collective trust	**	385,384
*	Vanguard Tgt Retire 2025 Tr P	Common collective trust	**	340,850
*	Vanguard Instl Ext Market Idx Tr	Common collective trust	**	330,626
*	Vanguard Tgt Retire 2020 Tr P	Common collective trust	**	289,757
*	Vanguard Tgt Retire 2030 Tr P	Common collective trust	**	253,755
*	Vanguard Tgt Retire 2035 Tr P	Common collective trust	**	183,365
*	Vanguard Tgt Retire 2015 Tr P	Common collective trust	**	162,411
	TRP US Md Cp Val Eq Tr D	Common collective trust	**	141,656
*	Vanguard Tgt Retire 2040 Tr P	Common collective trust	**	131,621
	LS Core Plus Fixed Inc D	Common collective trust	**	93,209
*	Vanguard Tgt Retire 2045 Tr P	Common collective trust	**	86,406
*	Vanguard Tgt Retire 2010 Tr P	Common collective trust	**	85,219
*	Vanguard Tgt Retire Inc Tr P	Common collective trust	**	79,905
	Wellington Small Cap	Common collective trust	**	63,545
*	Vanguard Tgt Retire 2050 Tr P	Common collective trust	**	39,269
	Wellington Trust TIPS	Common collective trust	**	17,189
*	Vanguard Tgt Retire 2055 Tr P	Common collective trust	**	9,518
*	Vanguard Tgt Retire 2060 Tr P	Common collective trust	**	7,813
*	Notes Receivable from Participants	Loans/Interest rates from 4.25% to 9.25%; maturities from January 2017 to November 2046	-0-	40,088

				$5,896,542

*	Indicates party-in-interest to the Plan.
**	Not applicable—participant-directed investment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Leidos, Inc. Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEIDOS, INC. RETIREMENT PLAN

Date: June 22, 2017	/s/ Marc Crown
Marc Crown
Senior Vice President, Corporate Treasurer

Exhibit Index

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm